Exhibit (a)(5)(C)

For Immediate Release

Westway Group, Inc. Announces Amendment to

Tender Offer for Publicly

Traded Warrants

New Orleans, Louisiana, September 8, 2010 – Westway Group, Inc. (NASDAQ: WWAY) (“Westway”) today announced that it has amended certain terms of its previously-announced tender offer to purchase up to 45,999,900 of its publicly-traded warrants, each exercisable into one share of Westway common stock for $5.00 per share (NASDAQ:WWAYW).

The amended terms of the tender offer provide to each tendering warrant holder the opportunity to receive either (i) $0.13 per warrant tendered, net to the holder in cash and without interest, (ii) one share of Westway’s class A common stock for every 30 warrants tendered for exchange (and not tendered for cash) by the holder, or (iii) any combination of cash and stock as the holder may elect on the terms set forth above.

The amended terms of the tender offer also provide that the tender offer is subject to, among other conditions, the condition that there are validly tendered and not withdrawn before the expiration of the tender offer an aggregate number of warrants representing at least 70% of the total number of warrants outstanding (not including 1,400,000 warrants included in units which representatives of underwriters in Westway’s initial public offering have an option to purchase (the “Underwriter Warrants”) and 5,214,286 warrants issued to Westway’s founders in a private placement in connection with Westway’s initial public offering (the “Founder Warrants”), both of which classes of warrants are not subject to the tender offer).

The tender offer, as amended, now expires at 12:00 midnight, New York City time, on Tuesday, September 21, 2010, unless further extended. The tender offer previously was scheduled to expire at 12:00 midnight, New York City time, on Wednesday, September 8, 2010. Tenders of warrants must be made on or prior to the expiration of the tender offer and may be withdrawn at any time on or prior to the expiration of the tender offer and, if not yet accepted for purchase, at any time after 12:01 a.m., New York City time on Monday, October 4, 2010.

In authorizing the amended terms of the tender offer, the Board of Directors of Westway determined that there will be no further changes to the form or amount of consideration to be offered by Westway in the tender offer.

Westway has been advised that to date approximately 15,654,201 warrants, representing approximately 34 percent of the total number of warrants eligible to be tendered in the tender offer have been tendered and not withdrawn.

The information agent for the tender offer is Morrow & Co., LLC, and the depositary for the tender offer is Continental Stock Transfer & Trust Company. None of Westway, its board of directors, the depositary or the information agent makes any recommendations to warrant holders as to whether to tender or refrain from tendering their warrants in the tender offer. Warrant holders must decide how many warrants they will tender, if any.

The Amended and Restated Offer to Purchase and Exchange, Amended and Restated Letter of Transmittal and related documents, which are being filed today with the Securities and Exchange Commission (“SEC”) as exhibits to an amendment to Westway’s Tender Offer Statement on Schedule TO, as amended, are being mailed to warrant holders of record and will be made available for distribution to beneficial owners of Westway’s warrants.

Additional Information. This press release is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell securities. The tender offer described above is made only pursuant to a tender offer statement on Schedule TO, as amended, and related exhibits, including the Amended and Restated Offer to Purchase and Exchange, Amended and Restated Letter of Transmittal and other related documents, filed with the SEC. Warrant holders should read the tender offer statement on Schedule TO, as amended, Amended and

Restated Offer to Purchase and Exchange, Amended and Restated Letter of Transmittal and related exhibits, as they contain important information about the tender offer. Warrant holders can obtain these documents free of charge from the SEC’s website at www.sec.gov, or by directing a request to the information agent for the tender offer, Morrow & Co., LLC, toll-free (800) 662-5200 (banks and brokers may call collect at (203) 658-9400).

About Westway Group, Inc. Westway is a leading provider of bulk liquid storage and related value-added services and a leading manufacturer and distributor of liquid animal feed supplements. Westway operates an extensive global network of 62 operating facilities providing approximately 354 million gallons of total bulk liquid storage capacity and 37 facilities producing approximately 1.5 million tons of liquid feed supplements annually. Our bulk liquid storage business is a global business with infrastructure that includes a network of terminals offering storage to manufacturers and consumers of agricultural and industrial liquids, located at key port and terminal locations throughout North America and in Western Europe and Asia. Our liquid feed supplements business produces liquid animal feed supplements that are sold directly to end users and feed manufacturers, primarily supplying the beef and dairy livestock industries.

Contact:      Thomas A. Masilla, Jr.

                    Chief Financial Officer

                    504-636-4245

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